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                            December 14, 2021

       Alane Barnes
       Chief Legal Officer
       BioCryst Pharmaceuticals, Inc.
       4505 Emperor Blvd., Suite 200
       Durham, North Carolina 27703

                                                        Re: BioCryst
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 000-23186

       Dear Ms. Barnes:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 3. Royalty Monetizations, page 64

   1.                                                   We see that you used
level 3 inputs to determine the fair value of the
                                                        ORLADEYO royalty
financing obligation. Please tell us where you provided all of the relevant disclosures
required by ASC 820-10-50, including quantitative information about the significant
unobservable inputs used in the fair value measurement.
 Alane Barnes
BioCryst Pharmaceuticals, Inc.
December 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions.



FirstName LastNameAlane Barnes                            Sincerely,
Comapany NameBioCryst Pharmaceuticals, Inc.
                                                          Division of
Corporation Finance
December 14, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName